Exhibit 99.1

FF301 Page 1 of 8 v 1.0.2 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 April 2024 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: MINISO Group Holding Limited Date Submitted: 06 May 2024 I. Movements in Authorised / Registered Share Capital 1. Class of shares Ordinary shares Type of shares Not applicable Listed on SEHK (Note 1) Yes Stock code 09896 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 10,000,000,000 USD 0.00001 USD 100,000 Increase / decrease (-) 0 USD 0 Balance at close of the month 10,000,000,000 USD 0.00001 USD 100,000 Total authorised/registered share capital at the end of the month: USD 100,000

FF301 Page 2 of 8 v 1.0.2 II. Movements in Issued Shares 1. Class of shares Ordinary shares Type of shares Not applicable Listed on SEHK (Note 1) Yes Stock code 09896 Description Balance at close of preceding month 1,263,689,685 Increase / decrease (-) -4,407,108 Balance at close of the month 1,259,282,577

FF301 Page 3 of 8 v 1.0.2 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares issuable Ordinary shares Type of shares Not applicable Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 09896 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). Share Incentive Plan adopted in September 2020 Exercise Price: USD0.00 - 0.036 Granted on 16/1/2020, 27/9/2020, 15/10/2020 and 15/10/2021 4,994,764 Lapsed -4,000 4,990,764 0 0 27,655,954 General Meeting approval date (if applicable) Total A (Ordinary shares): 0 Total funds raised during the month from exercise of options: USD 0 Remarks: 1. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan (the "2020 Plan") is 147,301,128 shares, of which 92,586,048 shares are already issued to certain share incentive award holding vehicles for the issue, vesting and exercise of share options granted, and 6,187,636 shares represented by the 1,546,909 American Depositary Shares ("ADSs") have been repurchased from the NYSE for the benefit of the 2020 Plan pursuant to a share repurchase program adopted in December 2021. Further, 20,871,490 new shares may be issued to the grantees pursuant to the restricted share units granted by the Company. 2. The Company can still issue up to 27,655,954 shares (i.e. 147,301,128 - 92,586,048 - 6,187,636 - 20,871,490) for share options that can potentially be granted under the 2020 Plan. (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

FF301

**(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed)** Not applicable

**(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes)**

| 1. Class of shares issuable | Ordinary shares | Type of shares | Not applicable | Shares issuable to be listed on SEHK (Note 1) | Yes |
|---|---|---|---|---|---|
| Stock code of shares issuable (if listed on SEHK) (Note 1) | 09896 | | | | |

| | Description | General Meeting approval date (if applicable) | No. of new shares of issuer issued during the month pursuant thereto (D) | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 1). | Share Incentive Plan adopted in September 2020 - restricted share units | | 0 | 20,871,490 |

Total D (Ordinary shares): 0

**(E). Other Movements in Issued Share**

| 1. Class of shares issuable (Note 5 and 6) | Ordinary shares | Type of shares | Not applicable | Shares issuable to be listed on SEHK (Note 1, 5 and 6) | Yes |
|---|---|---|---|---|---|
| Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) | 09896 | | | | |

| | Type of Issue | At price (if applicable) | | Issue and allotment date (Note 5 and 6) | General Meeting approval date (if applicable) | No. of new shares of issuer issued during the month pursuant thereto (E) | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|---|
| | | Currency | Amount | | | | |
| 1). | Repurchase of shares | | | 04 April 2024 | 28 December 2022 | -708,400 | 0 |
| 2). | Repurchase of shares | | | 15 April 2024 | 28 December 2022 | -1,450,108 | 0 |
| 3). | Repurchase of shares | | | 04 April 2024 | 21 December 2023 | -1,230,200 | 0 |
| 4). | Repurchase of shares | | | 15 April 2024 | 21 December 2023 | -1,018,400 | 0 |

Total E (Ordinary shares): -4,407,108

Remarks:

1. The above 708,400 shares are represented by a total of 708,400 ordinary shares repurchased from the SEHK on December 14, 19, 21, 2023 and such shares were cancelled on April 4, 2024.

2. The above 1,450,108 shares are represented by a total of 362,527 ADSs repurchased from the NYSE on December 8, 11, 14, 18, 2023 and such shares were cancelled on April 15, 2024.

3. The above 1,230,200 shares are represented by a total of 1,230,200 ordinary shares repurchased from the SEHK on January 30, 31 and February 1, 2024 and such shares were cancelled on

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FF301 Page 5 of 8 v 1.0.2 April 4, 2024. 4. The above 1,018,400 shares are represented by a total of 254,600 ADSs repurchased from the NYSE on January 2, 3, 22, 24, 26, 29, 31, 2024 and such shares were cancelled on April 15, 2024. Total increase / decrease (-) in Ordinary shares during the month (i.e. Total of A to E) -4,407,108

FF301 Page 6 of 8 v 1.0.2 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 7 of 8 v 1.0.2 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Ye Guofu Title: Director (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 8 of 8 v 1.0.2 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date”